Exhibit 99(b)

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                      Entergy Gulf States, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
  Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                   June 30,
                                                   1992      1993      1994      1995      1996      1997
Fixed charges, as defined:
  Total Interest charges                           248,416   210,599   204,134   200,224   192,465   188,231
  Interest applicable to rentals                    23,759    23,455    21,539    16,648    14,887    15,459
                                                  ----------------------------------------------------------
Total fixed charges, as defined                    272,175   234,054   225,673   216,872   207,352   203,690

Preferred dividends, as defined (a)                 69,617    65,299    52,210    44,651    48,690    43,270
                                                  ----------------------------------------------------------
Combined fixed charges and preferred dividends,   $341,792  $299,353  $277,883  $261,523  $256,042  $246,960
  as defined                                      ==========================================================

Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes     $139,413   $69,462  ($82,755) $122,919   ($3,887)  160,793
  Add:
    Income Taxes                                    55,860    58,016   (62,086)   63,244   102,091   107,683
    Fixed charges as above                         272,175   234,054   225,673   216,872   207,352   203,690
                                                  ----------------------------------------------------------
Total earnings, as defined (b)                    $467,448  $361,532   $80,832  $403,035  $305,556  $472,166
                                                  ==========================================================
Ratio of earnings to fixed charges, as defined        1.72      1.54      0.36      1.86      1.47      2.32
                                                  ==========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                      1.37      1.21      0.29      1.54      1.19      1.91
                                                  ==========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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